UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Martha Stewart Living Omnimedia, Inc.

(Name of issuer)

Class A Common Stock, par value $0.01 per share

(Title of class of securities)

573083102

(CUSIP number)

Daniel Taitz Martha Stewart Living Omnimedia, Inc. 601 West 26th Street New York, New York 10001 (212) 827-8355

(Name, address and telephone number of person authorized to receive notices and communications)

January 2, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 573083102	Page 2 of 6 Pages

(1)	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 37,355 shares of Class A Common Stock (1)
	(8)	Shared voting power 28,446,837 shares of Class A Common Stock (2)
	(9)	Sole dispositive power 37,355 shares of Class A Common Stock (1)
	(10)	Shared dispositive power 28,446,837 shares of Class A Common Stock (2)
(11)	Aggregate amount beneficially owned by each reporting person 28,484,192 shares of Class A Common Stock (1)(2)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 41.9% (3)
(14)	Type of reporting person (see instructions) IN

(1)	Consists of (i) 1,105 shares of Class A Common Stock directly held by the Reporting Person, (ii) 21,250 shares of Class A Common Stock subject to exercisable options held directly by the Reporting Person and (iii) 15,000 shares of Class A Common Stock subject to options held directly by the Reporting Person that will become exercisable within 60 days of January 2, 2012.
(2)	As of the date hereof, the Reporting Person may be deemed to beneficially own 28,446,837 shares of Class A Common Stock pursuant to (i) a revocable proxy, dated as of October 6, 2004, whereby Martha Stewart appointed the Reporting Person as her true and lawful proxy, attorney-in-fact and agent with respect to all of the securities of the Company that are owned by Martha Stewart from time to time and a power of attorney, dated as of October 6, 2004, whereby Martha Stewart appointed the Reporting Person as her attorney-in-fact and (ii) a revocable proxy, dated as of October 6, 2004, whereby the Martha Stewart Family Limited Partnership (“MSFLP”) appointed the Reporting Person as its true and lawful proxy, attorney-in-fact and agent with respect to all of the securities of the Company that are owned by MSFLP from time to time. The 28,446,837 shares of Class A Common Stock include the following: (i) 4,100 shares of Class A Common

Page 3 of 6 Pages

Stock owned by Martha Stewart, (ii) 1,400,000 shares of Class A Common Stock subject to exercisable options held by Martha Stewart, (iii) 337,000 shares of Class A Common Stock subject to options held by Martha Stewart that will become exercisable within 60 days of January 2, 2012 and (iv) 25,984,625 shares of the Company’s Class B Common Stock, each of which is convertible at the option of the holder into one share of Class A Common Stock, and all of which are owned by MSFLP and indirectly owned by Martha Stewart as the sole general partner of MSFLP. In addition, the Reporting Person may be deemed to beneficially own 721,112 shares of Class A Common Stock held by the Martha and Alexis Stewart Charitable Foundation (the “Foundation”), for which the Reporting Person is a co-trustee.

(3)	Based upon a total of 40,252,042 shares of Class A Common Stock, consisting of (i) 29,252,042 shares of Class A Common Stock outstanding as of November 3, 2011, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 and (ii) 11,000,000 shares of Class A Common Stock issued to J.C. Penney Corporation, Inc., on December 6, 2011, as reported in the Company’s Current Report on Form 8-K filed December 12, 2011, and assumes (a) the conversion of 25,984,625 shares of Class B Common Stock, (b) the exercise of options to purchase 36,250 shares of Class A Common Stock held by the Reporting Person, and (c) the exercise of options to purchase 1,737,000 shares of Class A Common Stock held by Martha Stewart, but assumes no other exercises or conversions of any other derivative or convertible securities relating to the Class A Common Stock.

SCHEDULE 13D/A

Page 4 of 6 Pages

This Amendment No. 10 (“Amendment No. 10”) amends the Statement on Schedule 13D filed on January 26, 2005, as amended by Amendment No. 1 filed on July 6, 2005, Amendment No. 2 filed on August 2, 2005, Amendment No. 3 filed on September 1, 2005, Amendment No. 4 filed on March 16, 2007, Amendment No. 5 filed on January 7, 2009, Amendment No. 6 filed on April 22, 2009, Amendment No. 7 filed on May 19, 2010 , Amendment No. 8 filed on September 17 , 2010, and Amendment No. 9 filed on May 17, 2011 (as amended, the “Schedule 13D”), by and on behalf of Alexis Stewart (the “Reporting Person”). Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 4. Purpose of Transaction.

The information set forth in Item 4 of Schedule 13D remains unchanged.

Item 5. Interest in Securities of the Issuer.

Part (a) of Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a) As of the date hereof, the Reporting Person may be deemed to beneficially own 28,484,192 shares of Class A Common Stock. This number includes (i) 1,105 shares of Class A Common Stock owned by the Reporting Person, (ii) 21,250 shares of Class A Common Stock subject to exercisable options held directly by the Reporting Person, (iii) 15,000 shares of Class A Common Stock subject to options held directly by the Reporting Person that will become exercisable within 60 days of January 2, 2012, (iv) 721,112 shares of Class A Common Stock held by the Foundation for which the Reporting Person and her mother (Martha Stewart) are co-trustees and share voting power and dispositive power, (v) 4,100 shares of Class A Common Stock owned by Martha Stewart, (vi) 1,400,000 shares of Class A Common Stock subject to exercisable options held by Martha Stewart, (vii) 337,000 shares of Class A Common Stock subject to options held by Martha Stewart that will become exercisable within 60 days of January 2, 2012 , and (viii) 25,984,625 shares of the Company’s Class B Common Stock, owned directly by MSFLP and indirectly by Martha Stewart as the sole general partner of MSFLP, each of which is convertible at the option of the holder into one share of Class A Common Stock. The Reporting Person may be deemed to beneficially own the shares referenced in (v) to (viii) above pursuant to (A) a revocable proxy, dated as of October 6, 2004, whereby Martha Stewart appointed the Reporting Person as her true and lawful proxy, attorney-in-fact and agent with respect to all of the securities of the Company that are owned by Martha Stewart from time to time and a power of attorney, dated as of October 6, 2004, whereby Martha Stewart appointed the Reporting Person as her attorney-in-fact and (B) a revocable proxy, dated as of October 6, 2004, whereby MSFLP appointed the Reporting Person as its true and lawful proxy, attorney-in-fact and agent with respect to all of the securities of the Company that are owned by MSFLP from time to time.

The Reporting Person may be deemed to own an aggregate of 41.9% of the Class A Common Stock, which is calculated based upon a total of 40,252,042 shares of Class A Common Stock, consisting of (i) 29,252,042 shares of Class A Common Stock outstanding as of November 3, 2011, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 and (ii) 11,000,000 shares of Class A Common Stock issued to J.C. Penney Corporation, Inc., on December 6, 2011, as reported in the Company’s Current Report on Form 8-K filed December 12, 2011, and assumes (a) the conversion of 25,984,625 shares of Class B Common Stock, (b) the exercise of options to purchase 36,250 shares of Class A Common Stock held by the Reporting Person, and (c) the exercise of options to purchase 1,737,000 shares of Class A Common Stock held by Martha Stewart, but assumes no other exercises or conversions of any other derivative or convertible securities relating to the Class A Common Stock.

By virtue of the relationships described in Item 4, as amended on August 2, 2005, the Reporting Person may be deemed to have become a member of a group for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934. For purposes of disclosing the number of shares beneficially owned by the Reporting Person, the Reporting Person may also be deemed a beneficial owner, with shared voting and dispositive power, of an additional 29,816 shares of Class A Common Stock owned beneficially and directly by the 1999 Trust, 10,648 shares of Class A Common Stock owned beneficially and directly by M. Stewart, Inc. and 37,270 shares of Class A Common Stock owned beneficially and directly by the 2000 Trust, for a total beneficial ownership of 28,561,926 shares, which

Page 5 of 6 Pages

represents 42.0% of the shares of Class A Common Stock outstanding. The Reporting Person disclaims beneficial ownership of all such securities, and this report shall not be deemed to be an admission that she is the beneficial owner of such securities. MSFLP and Martha Stewart, individually, as the sole general partner of MSFLP and as co-trustee or trustee, as applicable, of each of the Trusts and Foundation, report separately on Schedule 13G. M. Stewart, Inc., the 1999 Trust, the 2000 Trust, Lawrence Shire, as co-trustee of the 2000 Trust, and the Foundation report separately on Schedules 13D.

Part (b) of Item 5 of the Schedule 13D remains unchanged.

Part (c) of Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

On August 15, 2011, options to purchase 255,000 shares of Class A Common Stock at $7.04 per share held by Martha Stewart vested.

On March 1, 2012, options to purchase 6,250 shares of Class A Common Stock at $1.96 per share held by the Reporting Person will vest.

On March 1, 2012, options to purchase 8,750 shares of Class A Common Stock at $5.48 per share held by the Reporting Person will vest.

On March 1, 2012, options to purchase 212,500 shares of Class A Common Stock at $1.96 per share held by Martha Stewart will vest.

On March 1, 2012, options to purchase 75,000 shares of Class A Common Stock at $5.48 per share held by Martha Stewart will vest.

On March 1, 2012, options to purchase 49,500 shares of Class A Common Stock at $3.95 per share held by Martha Stewart will vest.

Part (d) of Item 5 of the Schedule 13D remains unchanged except that Part (d)(i) is amended and restated in its entirety to read as follows:

(d) (i) Martha Stewart is the beneficial owner of 28,524,571 shares of Class A Common Stock that the Reporting Person may be deemed to beneficially own and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Class A Common Stock.

Except as indicated above, the information set forth in Item 5 of the Schedule 13D remains unchanged.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2012

ALEXIS STEWART

By:	/s/ Margo Drucker
Margo Drucker, Attorney-in-fact

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